August 13, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoreLogic, Inc. (the “Company”)
PRRN14A filed August 6, 2020
Filed by Senator Investment Group LP, et al. (collectively, “Senator”)
File No. 1-13585

Dear Ms. Chalk:

We are writing on behalf of Senator in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 11, 2020 (the “Comment Letter”).

Concurrently with the submission of this letter, Senator is filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement on Schedule 14A filed on August 13, 2020 in response to the comments set forth in the Comment Letter. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

August 13, 2020

Revised Preliminary Proxy Statement filed August 6, 2020

General

1.

Please generally revise the proxy statement to reflect recent developments, including the fact that the Company has set the special meeting for November 17, 2020. Given this fact, your revised proxy should also explain the reason you are continuing to solicit consents to call a special meeting.

In response to the Staff’s comment, Senator has revised the disclosure on pages 2, 7 and 8 of the Revised Preliminary Proxy Statement.

2.

Refer to comment 2 in our prior letter dated July 31, 2020. Your revised disclosure in response to that comment states that a Special Meeting Request Card delivered to the Requesting Stockholder will continue to be valid until the earlier of the Special Meeting or the termination of the solicitation. However, we understand that DGCL Section 228(c) and CoreLogic’s Amended and Restated Bylaws invalidate any Special Meeting Request Card not delivered within 60 days of the delivery of the first such Card. Please advise or revise.

Senator is seeking “written requests” from stockholders pursuant to Section 2.2 of the Company’s Bylaws, requesting that the Board call a Special Meeting for the purpose of presenting to the Company’s stockholders the Proposals set forth in the Revised Preliminary Proxy Statement. Senator is also seeking requests from the Company’s stockholders to grant Senator the ability to submit an application on their behalf to the Delaware Court of Chancery in respect of such stockholder’s shares of Company Common Stock in accordance with Section 223(c) of the DGCL. To be successful, Senator must obtain these “written requests” from stockholders holding shares entitled to cast not less than 10% of the shares entitled to vote at the proposed Special Meeting. Senator believes that the solicitation of these “written requests” is not a solicitation for written consents within the meaning of Section 228 of the DGCL or the Company’s Bylaws, as these “written requests” do not constitute a request for consent to authorize actions that are required or permitted to be taken at an annual or special meeting of the Company’s stockholders. Nonetheless, we have revised the Revised Proxy Statement to provide the following: “While not free from doubt, the Requesting Stockholder believes that the written requests being sought pursuant to this Solicitation Statement and the Special Meeting Request Card do not constitute a solicitation for written consents within the meaning of Section 228 of the DGCL or the Bylaws. However, should Section 228 of the DGCL or the Bylaws apply to this solicitation, any Special Meeting Request Card delivered to the Company more than 60 days following the delivery of the first Special Meeting Request Card to the Company would be invalid.” The revised disclosure is on pages 13 and 15 of the Revised Preliminary Proxy Statement.

In the event Senator obtains the requisite Special Meeting Request Cards and submits such Special Meeting Request Cards to the Company to require the Company to call the Special Meeting, Senator intends to solicit votes to approve the Proposals in connection with the Special Meeting.

Plans for the Special Meeting – Proposal 2, page 9

3.

You have not filled in the blanks in the revised proxy statement identifying the Company directors you are seeking to remove. Please identify them in the next preliminary version of this proxy statement.

In response to the Staff’s comment, Senator has revised the disclosure on page 9 of the Revised Preliminary Proxy Statement.

4.

The disclosure in the carryover sentence at the bottom of page 7 continuing onto page 8 states that a director on the Board may be removed with or without cause “by the holders of a majority in voting power of all issued and outstanding stock entitled to vote at an election of directors.” However, the disclosure in the second full paragraph on page 8 states that removal of a director “requires the affirmative vote of the holders of a majority of shares of Company Common Stock present in person or represented by proxy and entitled to vote on the matter.” This appears to be a different standard. Please revise to clarify.

In response to the Staff’s comment, Senator has revised the disclosure on page 9 of the Revised Preliminary Proxy Statement.

August 13, 2020

5.

Refer again to the second paragraph on page 8, last sentence. Your disclosure states that broker non-votes will not be counted in determining the outcome of Proposal 2. Given what we understand to be the voting standard on Proposal 2 under Section 3.4(b) of the Bylaws and Section 141(k) of the DGCL, it appears that broker non-votes would have the effect of a vote against Proposal 2. Please revise or advise.

In response to the Staff’s comment, Senator has revised the disclosure on page 9 of the Revised Preliminary Proxy Statement.

Proposal 3, page 9

6.

You state that by granting you a proxy for the special meeting, a shareholder will be authorizing the Requesting Stockholder to submit an application to the Delaware Court of Chancery to request the Court to order an election to be held to fill any vacancies if the directors then in office constitute less than a majority of the entire Board. Consider presenting this as a separate proposal to allow shareholders to express their wishes on this point. See Rule 14a-4(b).

In response to the Staff’s comment, Senator has revised the Special Meeting Request Card and the disclosure on pages 11 and Exhibit A-2 of the Revised Preliminary Proxy Statement to provide that, pursuant to the Solicitation Statement and the Special Meeting Request Card, the Requesting Stockholder is seeking authorization from the stockholders to submit an application to the Delaware Court of Chancery on their behalf to request the Court to order an election to be held to fill any vacancies if the directors then in office constitute less than a majority of the entire Board.

7.

See our last comment above. Since it appears there is some disagreement about whether replacement Nominees may be elected to the Board versus appointed by existing directors, please present as two separate matters the election of the Nominees and the precatory request to the Board to appoint the Nominees in the event they are not able to be elected. See Rule 14a-4(b).

In response to the Staff’s comment, Senator has revised the disclosure on pages 9, 10 and 11 of the Revised Preliminary Proxy Statement to present as two separate matters the election of the Nominees and the precatory request to the Board to appoint the Nominees in the event they are not able to be elected.

August 13, 2020

*                *                 *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand